UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 1)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ORIC PHARMACEUTICALS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.0001 par value

(Title of Class of Securities)

68622P109

(CUSIP Number of Class of Securities’ Underlying Common Stock)

Jacob M. Chacko, M.D.

President and Chief Executive Officer

ORIC Pharmaceuticals, Inc.

240 E. Grand Ave, 2nd Floor

South San Francisco, California 94080

Telephone: (650) 388-5600

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Kenneth A. Clark Tony Jeffries Jennifer Knapp Amanda N. Urquiza Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300

Dominic Piscitelli, Chief Financial Officer

Christian V. Kuhlen, M.D., J.D., General Counsel

ORIC Pharmaceuticals, Inc.

240 E. Grand Ave, 2nd Floor

South San Francisco, California 94080

Telephone: (650) 388-5600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 21, 2022 (the “Schedule TO”), by ORIC Pharmaceuticals, Inc., a Delaware corporation, in connection with its offer to exchange certain stock options for new stock options with modified terms pursuant to the Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated June 21, 2022.

This Amendment amends and restates only the items and exhibits to the Schedule TO that are being amended and restated, and unaffected items and exhibits are not included herein. Except as specifically provided in this Amendment, the information contained in the Schedule TO and exhibits filed therewith remains unchanged. This Amendment should be read in conjunction with the Schedule TO and the exhibits filed therewith. All terms used herein have the same meaning as in the Schedule TO.

Item 4. Terms of the Transaction.

(a) Material Terms.

Item 4 of the Schedule TO is hereby amended and supplemented to add the following information:

“The Exchange Offer expired at 9:00 p.m., Pacific Time, on July 20, 2022. Pursuant to the Exchange Offer, as of the expiration of the Exchange Offer, 70 Eligible Employees tendered, and the Company accepted for cancellation, Eligible Options to purchase an aggregate of 4,406,732 shares of the Company’s common stock, representing approximately 97.24% of the total shares of the Company’s common stock underlying the Eligible Options held by Eligible Employees. On July 20, 2022, following the expiration of the Exchange Offer, the Company granted New Options to purchase 4,406,732 shares of the Company’s common stock in exchange for the cancellation of the Eligible Options tendered by Eligible Employees. The vesting terms of the New Options are described in detail in the Offer to Exchange.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ORIC PHARMACEUTICALS, INC.

/s/ Jacob M. Chacko
Jacob M. Chacko, M.D.
President and Chief Executive Officer

Date: July 21, 2022